SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Fiverr International Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M4R82T106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. M4R82T106	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III L.P. (“AL3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,051,184 ordinary shares, all of which are directly owned by AL3.  Accel London III Associates L.P. (“AL3A LP”), the general partner of AL3, may be deemed to have sole power to vote these shares and Accel London III Associates L.L.C. (“AL3A”), the general partner of AL3A LP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,051,184 ordinary shares, all of which are directly owned by AL3. AL3A LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,051,184
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 31,784,677 ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons.

CUSIP NO. M4R82T106	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,051,184 ordinary shares, all of which are directly owned by AL3.  AL3A LP, the general partner of AL3, may be deemed to have sole power to vote these shares and AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,051,184 ordinary shares, all of which are directly owned by AL3. AL3A LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,051,184
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 31,784,677 ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons.

CUSIP NO. M4R82T106	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London Investors 2012 L.P. (“ALI12”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 69,277 ordinary shares, all of which are directly owned by ALI12. AL3A, the general partner of ALI12, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 69,277 ordinary shares, all of which are directly owned by ALI12. AL3A, the general partner of ALI12, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	69,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2% (1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 31,784,677 ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons.

CUSIP NO. M4R82T106	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,120,461 ordinary shares, of which 3,051,184 shares are directly owned by AL3 and 69,277 shares are directly owned by ALI12.  AL3A LP, the general partner of AL3, may be deemed to have sole power to vote the shares owned directly by AL3 and AL3A, the general partner of AL3A LP and ALI12, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,120,461 ordinary shares, of which 3,051,184 shares are directly owned by AL3 and 69,277 shares are directly owned by ALI12. AL3A LP, the general partner of AL3, may be deemed to have sole power to dispose of the shares owned directly by AL3 and AL3A, the general partner of AL3A LP and ALI12, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 31,784,677 ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons.

CUSIP NO. M4R82T106	13 G

ITEM 1(A).	NAME OF ISSUER

Fiverr International Ltd.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

8 Eliezer Kaplan Street

Tel Aviv 6473409, Israel

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel London III L.P., a Delaware limited partnership (“AL3”), Accel London III Associates L.P., a Delaware limited partnership (“AL3A LP”), Accel London Investors 2012 L.P., a Delaware limited partnership (“ALI12”) and Accel London III Associates L.L.C., a Delaware limited liability company (“AL3A”). The foregoing entities are collectively referred to as the “Reporting Persons.”

AL3A LP is the general partner of AL3, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AL3. AL3A is the general partner of AL3A LP and ALI12, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AL3 and ALI12.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

500 University Avenue
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

AL3, AL3A LP and ALI12 are Delaware limited partnerships. AL3A is a Delaware limited liability company.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, no par value.

ITEM 2(E).	CUSIP NUMBER

M4R82T106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Ordinary Shares of the issuer by the persons filing this Statement is provided as of December 31, 2019.

CUSIP NO. M4R82T106	13 G

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AL3, AL3A LP and ALI12, and the limited liability company agreement of AL3A, the general partner and limited partners or managers and members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP NO. M4R82T106	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

Entities:	Accel London III L.P.*
Accel London III Associates L.P.*
Accel London Investors 2012 L.P.*
Accel London III Associates L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. M4R82T106	13 G

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP NO. M4R82T106	13 G

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Fiverr International Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2020

Entities:	Accel London III L.P.*
Accel London III Associates L.P.*
Accel London Investors 2012 L.P.*
Accel London III Associates L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.